Nitro Petroleum, Inc.

7250 NW Expressway, #260

Oklahoma City, OK 73132

Office 405-728-3800 Fax 405-728-9600

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.

20549-7010

May 15, 2008

Attention: John Cannarella

On behalf of Nitro Petroleum, Incorporated (the “Company”), this letter is in response to the Staff’s comment letter dated April 3, 2008 (the “Comment Letter”) to the Company regarding the Company’s Form 10-KSB for the fiscal year ended January 31, 2007. Our responses to the Comment Letter are set forth below:

Form 10-KSB for the Fiscal Year Ended January 31, 2007

General

1.

We note that your Form 8-K filed on June 28, 2007 indicates that the financial statements for the three months period ended October 31, 2006 should no longer be relied upon. In addition, correspondence dated July 3, 2007 and filed on July 25, 2007, indicates that you will file restated financial statements for the fiscal quarter ended October 31, 2006 when all issues are resolved. Your prior correspondence filed on May 14, 2007 and July 25, 2007 also provided draft amendments to Form 10-K/A for the fiscal years ended January 31, 2007 and January 31, 2006 and for the interim period ended October 31, 2006. Please ensure that your disclosures in the amended filings clearly identify each of the errors resulting in the restatement to the financial statements previously filed with the Commission and specify the fiscal periods for which the amendment applies. If you require further clarification, please contact us at your convenience.

Immediately prior to the filing of this response letter, the Company filed its Annual Report on Form 10-KSB for the fiscal-year ended January 31, 2008. When the Company originally indicated that it would be filing amendments to its Form 10-KSB for the fiscal years ended January 31, 2007 and January 31, 2006 and to its Form 10-QSB for

the fiscal quarter ended October 31, 2006, the Company did not anticipate that the Commission review of its Exchange Act reports would be ongoing at the time the Company’s Annual Report for the fiscal-year ended January 31, 2008 would be due. At this point, rather than filing amendments to previous reports filed with the Commission, the Company believes that the changes necessitated by the Staff’s comments are best addressed by incorporating those changes into the Company’s recently filed Form 10-KSB for the fiscal-year ended January 31, 2008. With the Company’s latest Annual Report on file, the Company believes that any value to the investing public that would have resulted from the amendments to the Company’s Form 10-KSB for the fiscal year ended January 31, 2007 and its Form 10-QSB for the fiscal quarter ended October 31, 2006 has been substantially negated. As such, the Company does not currently plan to file amendments to those reports.

As a reminder, your correspondence dated July 3, 2007 and filed on July 25, 2007 also indicated you would describe the effect of the restatements on the officer’s conclusion regarding the effectiveness of your disclosure controls and procedures.

Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Act”) defines “disclosure controls and procedures” as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company is a very small business with only 2 full time employees, one of whom is the Company’s President and Chief Financial Officer. The Company’s size has allowed it to design disclosure controls and procedures that are simple but effective. In order to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure, the Company only allows its principal executive officer and principal financial officer, Larry Wise, to execute contracts. Because the person signing contracts on behalf of the Company is its principal executive and principal financial officer, the Company can ensure that the information contained in those contracts is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Issues with the financial statements identified in previous Comment Letters from the Staff were not the result in the failure of the Company’s disclosure controls and procedures; rather they were the result of the misapplication of financial accounting standards. The Company’s principal executive and principal financial officer is aware of the issues and is in a position to prevent similar errors in the future. Additionally, the Company has replaced its former independent auditor with new independent auditors more knowledgeable with accounting rules related to the oil and gas industry. The new independent auditors will be working closely with the Company in the future to ensure that the Company’s future financial statements are presently properly.

2.	Please indicate in your supplemental response when you intend to file the applicable amended reports.

As indicated in response #1, the Company does not intend to file amended reports at this time.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-KSB and its Form 10-QSB;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB or the Form 10-QSB; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find our responses have addressed your concerns and comments. Please contact Ted Kozub, the Company’s Administrator at (250) 809-9185 or (250) 762-5598 (fax) (sanjose@shaw.ca) with any further questions or comments.

Sincerely,

/s/ Larry Wise
Larry Wise
President